This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 7, 2007

Item 3.

Press Release

May 7, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announced today the appointments of J. Robert Logan and Julian Elliott to the Board of Directors, effective immediately.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 7th day of May, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday, May 7, 2007

 (No.2007-05-08)

CARMANAH APPOINTS J. ROBERT LOGAN AND JULIAN ELLIOTT

TO THE BOARD OF DIRECTORS

Victoria, British Columbia, Canada – Monday, May 7, 2007 - Carmanah Technologies Corporation (TSX: CMH), a global provider of solar power and lighting technologies, announced today the appointments of J. Robert Logan and Julian Elliott to the Board of Directors, effective immediately.

With more than 20 years of experience in the financial services industry, Mr. Logan brings a unique blend of capital markets and corporate finance insight to Carmanah’s board.  His financial knowledge and experience, gained mostly in New York, London and Toronto, includes senior roles at CIBC and Citigroup Global Markets, where as Managing Director he was responsible for the firm’s Canadian fixed-income capital markets business.  During Mr. Logan’s investment-banking career, he has worked on or led more than a 100 offerings, raising more than US$65 billion for a range of corporate, government and infrastructure clients.  Mr. Logan is a specialist in financing growth initiatives and his experience with capitalization and risk management decisions will be a valuable asset for Carmanah.  Mr. Logan holds an undergraduate degree in Economics from the University of Waterloo, and an MBA from the University of Western Ontario.

Mr. Elliott has more than 25 years of experience in building entrepreneurial organizations and commercializing technology in emerging markets.  His broad range of experience includes CEO and executive chairman positions at early-stage companies in Silicon Valley, as well as the roles of Vice President and General Manager of Agilent Technologies, a spin-off of Hewlett Packard.  At Agilent/HP, he founded the company’s storage networking products business, growing it from inception into a highly profitable division.  Mr. Elliott's experience encompasses systems, component, and optics technologies in a range of industries.  He brings to Carmanah operational expertise in technology financing, including venture capital and M&A activities with both private and public companies.  Mr. Elliott has also served on the boards and advisory panels of several venture-funded companies.  He holds an undergraduate degree in Physics from the Georgia Institute of Technology and an MBA from the Stanford Graduate School of Business.

Carmanah also announced today that as part of a board transition initiative to move towards the Tier One reporting standards of the Toronto Stock Exchange, Mark Komonoski, the Company’s Manager of Investor Relations will be voluntarily stepping down from the Board of Directors.  Peeyush Varshney will also be stepping down as Corporate Secretary, to be replaced by Irene Schamhart, who is also acting as Carmanah’s Vice President, Human Resources and Administration.  In a statement to the Board, Dr. David Green, Chairman of the Board, welcomed Mr. Logan and Mr. Elliott to the Board of Directors.  On behalf of the entire Company, Dr. Green also expressed his appreciation to Mr. Komonoski and Mr. Varshney for their years of service to the Board.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.  Carmanah is a public corporation with common shares listed on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Manager Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.